Exhibit 99.1

SIGMA LITHIUM UPSIZES PREVIOUSLY ANNOUNCED PRIVATE

PLACEMENT BY 42% TO C$85 MILLION

VANCOUVER, British Columbia, December 13, 2021 -- Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML) (“Sigma” or the “Company”) is pleased to announce that, owing to strong global investor interest, it has increased the size of its previously announced non-brokered private placement of common shares (the “Offering”) by approximately 42% to C$ 85 million.

The Company now intends to issue approximately 7,234,042 common shares of the Company (“Common Shares”) (compared with approximately 5,106,383 Common Shares previously announced) to be issued at a price of C$ 11.75 per Common Share (for expected aggregate gross proceeds of approximately C$ 85,000,000 (compared with C$60,000,000 previously announced). Leading global investors focused on ESG & sustainability, are expected to comprise the majority of the investors in the Offering.

The Company expects to use the net proceeds of the Offering for the construction and development of its wholly owned Grota do Cirilo Project and for general corporate purposes, at the sole discretion of the Company.

The Offering is scheduled to close on or about December 16, 2021, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The Company has entered into an agreement with the A10 Group to provide services in respect of the Offering, and A10 Group will be entitled to finder’s compensation for purchases by subscribers it introduces. Certain principals of the A10 Group are directors, officers or indirect significant shareholders of the Company. The Common Shares will be offered outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in the United States. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable of state securities laws. The Common Shares are being issued by the Company in jurisdictions outside of Canada and the United States in accordance with the securities laws of those jurisdictions.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Common Shares under the Offering, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Sigma Lithium Corporation

Headquartered in Canada, Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, developing with an ESG-centric strategy, a leading integrated Lithium company in the Americas. Sigma is developing the largest hard rock lithium spodumene deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil.

The Company has processed these spodumene into Battery Grade Green and Sustainable Lithium for three years having achieved certification status with the largest battery makers in the world. Sigma has unique and differentiated environmental and social sustainability practices: The Project will be powered by clean & renewable energy. The Processing Plant will use state-of-the art water recirculation circuits combined with dry stacking tailings management, to reuse 100% of the water and not to create tailing dams. Sigma has sponsored a private agency to promote additional investments in the region and has been fostering initiatives to both create sustainable economic development while lifting the community from poverty.

With a goal of net zero carbon emissions by 2024, the Company has adhered consistently to the highest standards of environmental, social and governance practices, established as part of its core purpose at inception in 2012. For more information about Sigma Lithium, visit www.sigmalithiumca.com.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Marina Bernardini

+55 11 98263-1818

marina.bernardini@sigmaca.com

or ir@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

Colleen Robar

+1 313 207 5960

crobar@robarpr.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the Company completing the Offering, the use of proceeds of the Offering, the receipt of TSXV approval, the operation of the Processing Plant, the ability of the Company to complete construction and commence commercial production within the targeted timing and projected budget, achieving net zero carbon, the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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